Exhibit 99.1

Innoviz Reports First-Quarter 2024 Results, Exceeds Revenue Guidance for Second
Consecutive Quarter and Expands Key Partner and Customer Relationships

Q1 2024 revenues of $7.1 million exceed previous guidance range of $5 -$6 million; reiterates full year
2024 operational targets

TEL AVIV, Israel – May 8, 2024 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the first quarter ended March 31, 2024, provided guidance for the second quarter and reiterated its full year commercial and financial targets.

“Innoviz is off to a terrific start this year. We achieved strong revenue growth, beating our expectations, once again expanded our relationships with key partners and customers, and continued to build our RFI and RFQ pipeline across multiple programs,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “With the BMW I7 launching in Germany, we believe we are the only pureplay LiDAR company to reach SOP with level 3, as there are vehicles currently on the road using our LiDARs and perception software. As part of expanding our relationships with our customers, we are collaborating with Volkswagen Group and Mobileye on an additional level 3 program. Overall, our pipeline is very active, with approximately half in the RFQ stage and more to come.”

Keilaf added, “We remain very optimistic about the LiDAR sector as recent industry and regulatory activity reflects the continued adoption of LiDAR. We believe that as OEMs work to comply with new regulations, and as the automotive industry raises its standards, OEMs will move to implement new capabilities and features, many of which may be supported only by LiDAR. Looking ahead, we expect that Innoviz will have the runway necessary to cement our place as a leading LiDAR supplier during this important market capture phase.”

Commercial and Strategic Updates

•
Continued supporting software development for InnovizOne deployment on BMW 5 Series in China – Innoviz is working closely with the BMW and Magna teams as they perform on-road testing and the Company is supporting software development specific to the Chinese market for a new deployment of the InnovizOne on BMW 5 Series vehicles in China.

•
Working on program expansion opportunities through collaboration with Mobileye and Volkswagen Group – In addition to the level 3 Cariad program, ID. Buzz long-range LiDAR, Innoviz is working on another level 3 program expansion through its collaboration with the Volkswagen Group and Mobileye. In parallel, Innoviz continued commercial discussions with the Volkswagen Group regarding additional opportunities.

•
Progressing collaborations with additional partners - Innoviz is working with the Qualcomm platform for the Volkswagen Cariad level 3 program and with the Mobileye platform for the ID. Buzz program and the additional level 3 program. The Company continues to progress its collaboration with Nvidia and is working with OEMs on several Nvidia based RFQs in its pipeline.

•	Advancing pipeline opportunities with two leading level 4 platform companies – The companies are in the trucking and ride hailing spaces and are working with various OEMs.

•
Reached key milestone with successful winter test of InnovizTwo B-Sample with Volkswagen – The InnovizTwo late-stage B-sample was strenuously tested over 18 days of driving in harsh winter conditions across ten countries. InnovizTwo showed resilience to different potential blockages and weather conditions, which we believe may provide the Company with a potential competitive advantage. The data and insights accumulated during the testing are being used to improve Innoviz's proprietary AI-backed software and hardware solutions.

•	Successfully implemented strategic realignment – The Company implemented nearly all of the initiatives of its previously announced realignment plan during the quarter.

First Quarter 2024 Financial Results

Revenues in Q1 2024 were $7.1 million, compared to revenues of $1.0 million in Q1 2023, driven by a combination of increases in NREs, production units and sample shipments.

Operating Expenses in Q1 2024 were $31.7 million, a decrease of 5% from $33.3 million in Q1 2023. Operating expenses for Q1 2024 included $5.9 million of share-based compensation compared to $5.2 million in Q1 2023.

Liquidity as of March 31, 2024 consisted of approximately $128.3 million in cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash.

Second Quarter 2024 Financial Targets

The Company expects second quarter 2024 revenues in the range of $4 million to $5 million, compared to $1.5 million for Q2 2023.

FY 2024 Operational Targets

The Company reiterated its targets for FY 2024:

•	Secure 2-3 additional customer programs in 2024

•	Secure $20-70 million of new NRE bookings in 2024

Conference Call

Innoviz management will hold a web conference today, May 8, 2024, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the first quarter of 2024 and 2024 financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz's website for 90 days.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, and Innoviz's projected future operational and financial results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-recuring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2024 and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	2024	2023

Revenues	$7,057	$1,010
Cost of revenues	(8,354)	(4,941)

Gross loss	(1,297)	(3,931)

Operating expenses:
Research and development	23,845	26,102
Sales and marketing	2,400	2,448
General and administrative	5,444	4,735

Total operating expenses	31,689	33,285

Operating loss	(32,986)	(37,216)

Financial income, net	2,901	2,776

Loss before taxes on income	(30,085)	(34,440)
Taxes on income	(53)	(360)

Net loss	$(30,138)	$(34,800)

Basic and diluted net loss per ordinary share	$(0.18)	$(0.26)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	165,666,183	136,358,385

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,271	$26,283
Short term restricted cash	53	53
Bank deposits	95,633	105,750
Marketable securities	13,543	13,335
Trade receivables, net	337	7,395
Inventory	2,012	1,868
Prepaid expenses and other current assets	2,277	5,774
Total current assets	128,126	160,458

LONG-TERM ASSETS:
Marketable securities	4,806	4,813
Restricted deposits	2,566	2,623
Property and equipment, net	24,357	25,770
Operating lease right-of-use assets, net	24,926	25,486
Other long-term assets	82	84
Total long-term assets	56,737	58,776

Total assets	$184,863	$219,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$5,043	$8,036
Deferred revenues	582	6,949
Employees and payroll accruals	10,252	9,468
Accrued expenses and other current liabilities	8,192	8,743
Operating lease liabilities	4,054	4,034
Total current liabilities	28,123	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	27,315	28,475
Warrants liability	154	240
Total long-term liabilities	27,469	28,715

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	794,697	788,577
Accumulated deficit	(665,426)	(635,288)
Total shareholders' equity	129,271	153,289

Total liabilities and shareholders' equity	$184,863	$219,234

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(30,138)	$(34,800)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,495	1,407
Remeasurement of warrants liability	(86)	-
Change in accrued interest on bank deposits	(787)	1,195
Change in marketable securities	(158)	(294)
Share-based compensation	6,510	5,300
Foreign exchange gain, net	(46)	(89)
Change in prepaid expenses and other assets	2,170	424
Change in trade receivables, net	7,058	(292)
Change in inventory	(144)	103
Changes in operating lease assets and liabilities, net	(580)	33
Change in trade payables	(2,067)	(1,346)
Change in accrued expenses and other liabilities	(835)	762
Change in employees and payroll accruals	1,106	779
Change in deferred revenues	(6,367)	219
Net cash used in operating activities	(21,869)	(26,599)
Cash flows from investing activities:
Purchase of property and equipment	(1,149)	(2,357)
Investment in bank deposits	(14,000)	-
Withdrawal of bank deposits	25,000	79,500
Investment in restricted deposits	(67)	(40)
Investment in marketable securities	(938)	(7,100)
Proceeds from sales and maturities of marketable securities	895	13,830
Net cash provided by investing activities	9,741	83,833
Cash flows from financing activities:
Proceeds from exercise of options	42	120
Net cash provided by financing activities	42	120
Effect of exchange rate changes on cash, cash equivalents and restricted cash	74	126
Increase (decrease) in cash, cash equivalents and restricted cash	(12,012)	57,480
Cash, cash equivalents and restricted cash at the beginning of the period	26,336	55,954
Cash, cash equivalents and restricted cash at the end of the period	$14,324	$113,434